UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Irvine Sensors Corporation
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   463664-50-8
                                   -----------
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880

                                 (203) 429-2200
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                   January 20, 2006
                                   ----------------
                (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 463664-50-8

1     Names of Reporting Persons.            Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons (entities only)
      06-1524885
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2     Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) |X|
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3     SEC Use Only

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4     Source of Funds (See Instructions)
      00

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5     Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
      [ ]

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6     Citizenship or Place of Organization
      Connecticut

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                     7    Sole Voting Power                 3,890,929(1)

                          ----------------------------------------------
Number of            8    Shared Voting Power                          0
                          ----------------------------------------------
Shares Bene-         9    Sole Dispositive Power            3,890,929(1)
                          ----------------------------------------------
ficially Owned      10   Shared Dispositive Power                      0
                          ----------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting
      Person                                                3,890,929(1)

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)
      [ ](1)

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13    Percent of Class Represented by Amount in Row (11)         16.7%(1)

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14    Type of Reporting Person (See Instructions)                IA

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(1) As described in Items 4 and 5 below, the Reporting Person (as defined below)
may be deemed to be part of a group with the Voting Agreement Parties (as defined below) pursuant to the terms of such Voting Agreements (as defined below). The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 3,180,116 shares of Common Stock (as defined below), in the aggregate, beneficially owned by the Voting Agreement Parties. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

     This Amendment No. 2 ("Amendment No. 2") is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends and restates Items 2, 5, 6, and 7 of the Schedule 13D filed by the Reporting Person on January 10, 2006 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Person on January 20, 2006 ("Amendment No. 1" and together with this Amendment No. 2, the "Statement").

      This Amendment No. 2 relates to the common stock, par value $0.01 per share (the "Common Stock"), of Irvine Sensors Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3001 Red Hill Avenue, Costa Mesa, California 92626. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 1.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as set forth below:

      This Schedule 13D is filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

      The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P., a Delaware limited partnership ("PPE3"), and Pequot Offshore Private Equity Partners III, L.P., a Cayman Islands limited partnership ("PPE3O", and together with PPE3, the "Funds"), each of which are Accounts.

      Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Pursuant to the Letter Agreement (as defined below), Martin Hale, an employee of the Reporting Person, was named as a director of the Issuer on January 20, 2006.

      Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer

      Item 5 is hereby amended and restated in its entirety as set forth below:

      The Reporting Person beneficially owns 3,890,929 shares of Common Stock, representing 16.7% of the Issuer's Common Stock outstanding as of December 30, 2005 (after giving effect to the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants and the Director's Options (as defined in Item
6)).

      In addition, by virtue of the Voting Agreements, it could be alleged that a "group," within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or Rule 13d-5(b)(1) thereunder, has been formed that includes the Voting Agreement Parties and the Reporting Person. While the Reporting Person does not concede that such a "group" has been formed, this filing is being made to ensure compliance with the Exchange Act. To the knowledge of the Reporting Person, such group would be deemed to beneficially own, in the aggregate, 7,071,045 shares of Common Stock, representing 26.8% of the Common Stock outstanding as of December 30, 2005, after giving effect to the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the Voting Agreement Parties and does not affirm that any such "group" exists.

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



     (b) The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of 3,890,929 shares of Common Stock.

      Pursuant to, and to the extent set forth in, the Voting Agreements, it could be alleged that the Reporting Person shares voting power with respect to the shares of Common Stock beneficially owned by the Voting Agreement Parties. To the knowledge of the Reporting Person and based on documents publicly filed by the Voting Agreement Parties, the name, address and principal business/occupation of Voting Agreement Parties is set forth on Exhibit 4 to Amendment No. 1 and is incorporated herein by reference. To the knowledge of the Reporting Person, during the last five years, no Voting Agreement Party has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Item 6 is hereby amended and restated in its entirety as set forth below:

      Reference is made to the Purchase Agreement described in Items 3 and 4, which is incorporated herein by reference as Exhibit 1. Reference is made to the Voting Agreements and the Letter Agreement described in Items 3 and 4, and incorporated herein by reference. as Exhibits 3 and 4, respectively.

Senior Subordinated Secured Convertible Notes

      On December 30, 2005, in connection with the transactions contemplated by the Purchase Agreement, the Issuer issued to the Funds: (i) the Series 1 Notes, in an aggregate principal amount of $7,445,493; and (ii) the Series 2 Notes, in an aggregate principal amount of $2,554,507. The Series 1 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 1 Notes. The outstanding principal of the Series 1 Notes is payable in 24 equal monthly installments commencing on December 30, 2007, which shall be paid in shares of Common Stock, if certain conditions are satisfied, or otherwise, in cash. At any time, at the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 1 Notes are convertible into shares of Common Stock at an initial conversion price of $2.60; provided, that the conversion of the Notes and the exercise of the Warrants does not exceed 19.99% of the Issuer's Common Stock outstanding prior to the Closing Date unless the Issuer obtains the Stockholder Approval. The conversion price of the Series 1 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

      The Series 2 Notes bear interest at an annual rate of 3.5%, payable quarterly, subject to potential reduction in accordance with the terms of the Series 2 Notes. The outstanding principal amount of the Series 2 Notes, plus accrued and unpaid interest thereon is payable in cash on December 30, 2007 or such later date as the holders of the Series 2 Notes may determine. The Issuer may make payments on the Series 2 Notes in shares of Common Stock, if certain conditions are satisfied. At any time after the Issuer obtains the Stockholder Approval, at the option of the holder, all or any portion of outstanding principal and accrued but unpaid interest on the Series 2 Notes are convertible into shares of Common Stock at an initial conversion price of $2.60. Unless the Stockholder Approval is obtained, the Series 2 Notes are payable only in cash in accordance with the terms of the Series 2 Notes in accordance with the terms of the Series 2 Notes and are not convertible into

Common Stock. The conversion price of the Series 2 Notes is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales.

      The Notes are subject to certain redemption and repurchase rights in favor of the Funds upon the occurrence of certain events of default, the incurrence of certain debt, the consummation of certain issuances of capital stock or a change of control. Upon the occurrence of certain bankruptcy-related events, all amounts payable under the Notes are accelerated. The Notes include default provisions based upon (i) a failure to pay by the Issuer to pay its obligations under the Notes when due, (ii) an uncured default by the Issuer and/or certain of its subsidiaries (the "Companies") under certain third-party agreements,
(iii) the entry of certain judgments against the Companies, (iv) debarment or suspension of the Companies from government contracting, (v) a breach of the representations and warranties made by the Companies to the Funds, (vi) the Companies' uncured failure to perform material obligations to the Funds, (vii) a material adverse change to the Companies as a whole and (viii) certain bankruptcy-related events.

      Certain of the Company's majority-owned subsidiaries have guaranteed the repayment of the Notes and provided a senior subordinated security interest in all or substantially all of their assets as collateral to secure such guarantees. The Issuer has provided a senior subordinated security interest in all or substantially all of its assets, including the pledge of its shares of capital stock in certain of its subsidiaries. The Notes and the liens securing the Notes are subordinated to the Issuer's indebtedness to Square 1 Bank.

Warrants

      In connection with the transactions contemplated by the Purchase Agreement, the Issuer issued the Series 1 Warrants to the Funds on December 30, 2005. The Series 1 Warrants are exercisable at any time on or prior to December 30, 2009 at an initial exercise price of $3.10 per share to purchase an aggregate of up to 1,002,278 shares of Common Stock; provided, that the number of shares of Common Stock issuable upon the conversion of the Series 1 Notes and the exercise of the Series 1 Warrants shall not exceed 19.99% of the Issuer's Common Stock outstanding prior to Closing Date unless the Issuer obtains the Stockholder Approval. The Issuer issued the Series 2 Warrants to the Funds on December 30, 2005. The Series 2 Warrants are exercisable at any time after the Issuer obtains the Stockholder Approval and on or prior to December 30, 2009 at an initial exercise price of $3.10 per share to purchase an aggregate of up to 343,876 shares of Common Stock. The exercise price of the Warrants is subject to adjustment for stock splits, stock dividends and certain other distributions and equity sales. Cashless exercise is permitted.

Fee Confirmation Letter

      Pursuant to a fee confirmation letter, dated December 30, 2005 (the "Fee Letter"), the Funds agreed to pay a fee of approximately $127,500 to CTC Aero, LLC ("CTC") for services provided by CTC in connection with an investment in the Issuer. Toffales, a member of the board of directors of the Issuer, is the manager of CTC.

2003 Stock Incentive Plan

      On January 20, 2006, upon appointment to the Issuer's board of directors, Martin Hale, an employee of the Reporting Person, was named as a director of the Issuer and received options to purchase 25,000 shares of Common Stock (the "Director's Options") pursuant to the terms of the Issuer's 2003 Stock Incentive Plan, as amended (the "Plan"). The Director's Options are immediately exercisable at an exercise price of $3.16 and have a term of 10 years from the date of grant. In addition, Mr. Hale owns 10,000 shares of Common Stock in a personal account. Pequot expressly disclaims beneficial ownership of such shares and such shares are not included in the amount specified by the Reporting Person in Item 5.

      The Series 1 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 5. The Series 2 Notes have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 6. The Series 1 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 7. The Series 2 Warrants have substantially similar terms, a form of which is incorporated herein by reference as Exhibit 8. The Fee Confirmation Letter is incorporated herein by reference as Exhibit 9. The descriptions of such agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. The description of the Plan does not purport to be complete and is qualified in its entirety by reference to the Plan itself, included as Exhibit 10 hereto and is incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

      Item 7 is hereby amended and restated in its entirety as set forth below:

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2 Form of Voting Agreement (incorporated by reference to Exhibit 2 of the Reporting Person's Schedule 12D (filed on January 16, 2006)).

Exhibit 3 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 4 Name, address and principal business/occupation of Voting Agreement Parties (incorporated by reference to Exhibit 4 of the Reporting Person's Schedule 13D/A (filed on January 20, 2006).

Exhibit 5 Form of Series 1 Notes (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5,
            2006).

Exhibit 6 Form of Series 2 Notes (incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5,
            2006).

Exhibit 7   Form of Series 1 Warrants (incorporated by reference to Exhibit
            10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 8   Form of Series 2 Warrants (incorporated by reference to Exhibit
            10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 9 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 10 Issuer's 2003 Stock Incentive Plan as amended (incorporated by reference to Exhibit 99 filed with the Issuer's Registration Statement on Form S-8 (File No. 333-124868), filed May 12, 2005).

                                   S I G N A T U R E

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: January 27, 2006              Pequot Capital Management, Inc.




                                           /s/ Aryeh Davis
                                     --------------------------------------
                                     Aryeh Davis, Chief Operating Officer,
                                     General Counsel and Secretary

                                  EXHIBIT INDEX

Exhibit 1 Purchase Agreement, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 2 Form of Voting Agreement (incorporated by reference to Exhibit 2 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 3 Letter Agreement, dated December 30, 2005, by and between the Issuer and PPE3 (incorporated by reference to Exhibit 3 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 4 Name, address and principal business/occupation of Voting Agreement Parties (incorporated by reference to Exhibit 4 of the Reporting Person's Schedule 13D/A (filed January 20, 2006).

Exhibit 5 Form of Series 1 Notes (incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5,
            2006).

Exhibit 6 Form of Series 2 Notes (incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5,
            2006).

Exhibit 7   Form of Series 1 Warrants (incorporated by reference to Exhibit
            10.9 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 8   Form of Series 2 Warrants (incorporated by reference to Exhibit
            10.10 to the Issuer's Form 8-K, dated December 30, 2005 (filed January 5, 2006).

Exhibit 9 Fee Confirmation Letter, dated December 30, 2005, by and among the Funds and CTC (incorporated by reference to Exhibit 9 of the Reporting Person's Schedule 13D (filed on January 10, 2006)).

Exhibit 10 Issuer's 2003 Stock Incentive Plan as amended (incorporated by reference to Exhibit 99 filed with the Issuer's Registration Statement on Form S-8 (File No. 333-124868), filed May 12, 2005).